भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

02060386

82-4524

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

SUPPL

The Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, N.W.
Washington D.C.20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ ~~3780~~ 3800 November 01, 2002

02 NOV 18

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP NO.856552104
LISTING AGREEMENT : CLAUSE 36
REVISION IN INTEREST RATES ON LOANS

PROCESS
DEC 1 7 2
THOMSO
FINANCIA

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3793 dated the November 01, 2002 addressed to Mumbai Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

dlw 12/12

Encl. : a/a

T2=c/vvr/agm01.doc/44

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. :
CO/S&B/VR/2002/ 3793

दिनांक / तारीख / Date :
November 01, 2002

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES ON LOANS

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure- 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. a.a

S. B. I. C C Mumbai
S & B Deptt.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Revision in Interest Rates on Loans

The ALCO members were apprised of the current market conditions, liquidity overhang in the system due to inflow of deposits and need for credit take off. The members of the ALCO also took note of the monetary signal implied in the Monetary and Credit Policy announcements by RBI which necessitated a review of the Bank's interest rate structure on Loans and Advances.

After taking into consideration the possible impact on Net Interest Income and all relevant factors it was decided as follows.

i. The Prime Lending Rate (State Bank Advance Rate - SBAR) will stand revised and reduced by 25 basis points from the present level of 11.00% per annum to 10.75% per annum.

ii. The Medium Term Lending Rate (State Bank Medium Term Lending Rate - SBMTLR) would stand revised and reduced by 25 basis points from the present level of 11.50% per annum to 11.25% per annum.

iii. The short Term Prime Lending Rate (State Bank Short Term Advance Rate - SBSTAR) would stand revised and reduced by 25 basis points from the present level of 10.50% per annum to 10.25% per annum.

It was also decided that the maximum spread of interest rates for Advances stand reduced from 3.5% to 2.5% over Prime Lending Rates.

The change would be effective from 1st November 2002.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange
Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ ~~3787~~ 3807 November 01, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3794 dated the 1st November, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/3794

November 01, 2002

Dear Sir,

LISTING AGREEMENT :

In terms of Clause 30 of the Listing Agreement, we have to advise that Shri Janki Ballabh, Chairman has relinquished office of Chairman as at the close of business on his attaining superannuation on the 31st October, 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

शे एवं बा विभाग
S & B Deptt.

हिंदी मे पत्राचार का हम स्वागत करते है. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

The Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, N.W.
Washington D.C.20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 3777

October 30, 2002

02 NOV 18 AM 9:36

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP NO.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3766 dated the October 30, 2002 addressed to Mumbai Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

FILE NO. 82.4524

Encl. : a/a

T2=c/vvr/agm01.doc/44

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/3766

October 30, 2002

Dear Sir,

LISTING AGREEMENT
REVISION OF INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure- 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Agenda No 1
Revision in Interest Rates on Domestic Term Deposits & NRE Deposits

The ALCO members were apprised of the current market conditions, liquidity overhang in the system due to inflow of deposits, and falling yields in the market. The members, thereafter, deliberated on the interest rate scenario, the competitive position of the Bank, and the possible impact of reduction in interest rates on achievement of the budgeted deposit growth. After taking into consideration the possible impact on liquidity, implications for the deposit budget and the estimated impact on net interest income on account of the assumed roll over of repricing term deposits, the Committee decided to revise downwards the interest rates payable on domestic term deposits and NRE deposits.

A. The revised interest rates on **Domestic Term Deposits and NRE Deposits,** effective from **1st November 2002** would be as under:

Existing w.e.f. 29.07.2002			**Revised w.e.f. 01.11.2002**	
Duration	Interest Rate (% p.a.)		Duration	Interest Rate (% p.a.)
	Up to Rs.1 cr.	Rs.1 cr. & above		
15 days to 45 days	5.00	5.50	15 days to 45 days	4.50
46 days to 179 days	6.00	6.50	46 days to 179 days	5.50
180 days to less than 1 year	6.25	6.50	180 days to less than 1 year	5.75
1 year to less than 2 years	7.00	7.00	1 year to less than 2 years	6.50
2 years to less than 3 years	7.25	7.25	2 years to less than 3 years	6.75
3 years and above	7.50	7.50	3 years and above	7.00

The differential rate of interest payable on Domestic Term Deposits of Rs.1 Crore and above with maturities of "15 to 45 days", "46 days to 179 days" and "180 days to less than 1 year" stand withdrawn with effect from 1st November 2002. The revised interest rate structure would be applicable irrespective of the quantum of deposits:

B. The revised interest rates payable on Domestic Term Deposits with a maturity period of "7 days to 14 days", effective from 1st November 2002 would be as under:

Existing w.e.f. 29.07.2002		**Revised w.e.f.01.11.2002**	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs. 15 lakhs to less than Rs.1 Crore	4.25	Rs. 15 lakhs & above	4.00
Rs.1 Crore & above	4.75		

The differential rate of interest for amount of Rs. 1 crore and above stand withdrawn.

C. The revised interest rates payable on deposits of Senior Citizens, effective from 23rd October 2002 would be as under:

Existing w.e.f. 29.07.2002		Revised w.e.f. 01.11. 2002	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	7.75	1 year to less than 2 years	7.00
2 years to less than 3 years	8.00	2 years to less than 3 years	7.25
3 years and above	8.25	3 years and above	7.50

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/3750

October 30, 2002

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2002

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 30th September, 2002, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 3760

October 30, 2002

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2001/3750 dated the October 30, 2002 addressed to Bombay Stock Exchange alongwith a copy of the unaudited financial results for quarter ended 30th September, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

02 NOV 10 [illegible]

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2002

(Rs in crores)

	Particulars	Quarter ended 30th Sept. 2002	Quarter ended 30th Sept. 2001	Half Year ended 30th Sept. 2002	Half Year ended 30th Sept. 2001 (H Y Review)	Year ended 31st March 2002
1	Interest Earned (a)+(b)+(c)+(d)					
(a)	Interest/discount on advances/bills	7559.56	7560.78	15395.44	14702.20	29810.09
(b)	Income on Investments	2881.83	2778.13	5694.53	5632.16	11063.41
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	3712.60	3706.12	7324.17	7013.78	14271.87
(d)	Others	911.87	755.48	1752.43	1434.70	3054.88
		353.26	321.05	624.31	621.56	1419.93
2	Other Income	1132.83	884.30	2167.33	1874.77	4174.48
	(A) TOTAL INCOME (1 + 2)	8992.39	8445.08	17562.77	16576.97	33984.57
3	Interest Expended	5449.57	5263.74	10569.78	10259.36	20728.64
4	Operating Expenses (a) + (b)	1814.26	1760.24	3548.47	3433.51	7210.90
(a)	Payments to and provisions for employees	1302.87	1264.41	2583.57	2523.62	5152.78
(b)	Other Operating Expenses	511.39	495.83	964.90	909.89	2058.12
	(B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	7263.83	7023.98	14118.25	13692.87	27939.74
	(C) OPERATING PROFIT (A - B) (before provisions and contingencies)	1728.56	1421.10	3444.52	2884.10	6044.83
	(D) Total Provisions and contingencies	440.43	465.23	913.24	327.98	2345.24
	(E) Provision for Taxes	452.93	333.55	327.88	754.08	1267.97
	(F) NET PROFIT (C - D - E)	835.20	622.28	1503.40	1222.04	2431.62
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	14698.08	12935.24	14698.08	12935.24	14698.08
7	Analytical Ratios					
(i)	Percentage of shares held by Govt of India	nil	nil	nil	nil	nil
(ii)	Capital Adequacy Ratio	13.99%	13.40%	13.99%	13.40%	13.35%
(iii)	Earnings Per Share	15.87 (not annualised)	11.82 (not annualised)	30.37 (not annualised)	22.84 (not annualised)	46.20
	Shareholding Pattern					
a)	Reserve Bank of India – No. of shares	314338700	314338700	314338700	314338700	314338700
	– % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
b)	Others – No. of shares	211960178	211960178	211960178	211960178	211960178
	– % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Segment-wise Revenue, Results and Capital Employed

(Rs in crores)

		Quarter ended 30th Sept. 2002	Half Year ended 30th Sept. 2002	Year ended 31st Mar 2002
1	Segment Revenue (income)			
a.	National Banking Group	7541.48	14706.24	26372.20
b.	Corporate Banking Group	515.39	965.32	1918.02
c.	Domestic Treasury Operations	4898.72	9464.99	17743.27
d	International Banking Group	326.13	669.91	1748.57
	Total	13281.72	25806.46	49782.36
	Less: Inter Segment Revenue	4330.49	8358.87	15930.46
	Net income from Operations	8951.23	17447.59	33851.90
2	Segment Results (Profit before tax)			
a.	National Banking Group	974.41	1793.71	2345.16
b.	Corporate Banking Group	-1.89	55.45	443.58
c.	Domestic Treasury Operations	352.26	690.41	532.93
d.	International Banking Group	10.81	78.74	288.77
	Total	1335.59	[illegible]	[illegible]
	Less: Other un-allocable expenditure net of un-allocable income	47.46	62.07	134.75
	Total Profit Before Tax	1288.13	[illegible]	[illegible]
3	Capital Employed (Capital and Reserves allocated according to risk weighted assets as on 31st March, 2002)			
a.	National Banking Group	7686.79	7686.79	7686.79
b.	Corporate Banking Group	2810.42	2810.42	2810.42
c.	Domestic Treasury Operations	2236.46	2236.46	2236.46
d.	International Banking Group	2490.71	2490.71	2490.71
	Total	15224.38	15224.38	15224.38

1. The working results for the quarter ended 30th Sept., 2002 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Wealth Tax, Investment Depreciation, Income Tax (after adjustments for deferred tax) etc. on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 30th Sept. 2002 include an amount of Rs.88.63 cr (Rs.177.26 cr for the half year ended 30th Sept. 2002 and Rs.354.51 cr for the year ended 31st March 2002) towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.
3. As broking business of SBI Securities Limited has been transferred to SBI Capital Markets Limited, SBI Securities Limited has been rendered dormant. Accordingly it has been decided with the approval of RBI, to close down SBI Securities Limited.
4. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
5. Since employees of the Bank can encash unavailed leave during the period of service, Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis
6. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 30th October 2002

Mumbai.
Date : 30th October, 2002

P. N. VENKATACHALAM
Managing Director & Group Executive (NB)

A. K. BATRA
Managing Director & Group Executive (CB)

JANKI BALLA
Chairman

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